UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Select Interior Concepts, Inc.
(Name of Issuer)

Class A common stock, par value $0.01 per share
(Title of Class of Securities)

816120307
(CUSIP Number)

Xavier Corzo
11111 Santa Monica Blvd., Suite 1275
Los Angeles, CA 90025
Telephone: 310-919-5401
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 8, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐
(Page 1 of 8 Pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 816120307	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
SOLACE CAPITAL PARTNERS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,654 (1)

	8	SHARED VOTING POWER
4,109,497

	9	SOLE DISPOSITIVE POWER
3,654 (1)

	10	SHARED DISPOSITIVE POWER
4,109,497

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,113,151 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN, HC

(1)
This amount excludes 12,400 shares (including shares underlying restricted stock units) granted to Brett Wyard, in connection with his service as a director of the Issuer, which shall ultimately be paid to Solace Capital.

(2)
This percentage is based on a total of 25,920,563 Shares (as defined herein) outstanding as of July 31, 2021, as disclosed in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on August 9, 2021.

SCHEDULE 13D
CUSIP No. 816120307	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
SOLACE GENERAL PARTNER, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,109,497

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,109,497

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,109,497

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)
This percentage is based on a total of 25,920,563 Shares (as defined herein) outstanding as of July 31, 2021, as disclosed in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on August 9, 2021.

SCHEDULE 13D
CUSIP No. 816120307	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
SOLACE CAPITAL SPECIAL SITUATIONS FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,109,497

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,109,497

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,109,497

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

(1)
This percentage is based on a total of 25,920,563 Shares (as defined herein) outstanding as of July 31, 2021, as disclosed in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on August 9, 2021.

SCHEDULE 13D
CUSIP No. 816120307	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS
GATEWAY SECURITIES HOLDINGS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,109,497

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,109,497

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,109,497

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

(1)
This percentage is based on a total of 25,920,563 Shares (as defined herein) outstanding as of July 31, 2021, as disclosed in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on August 9, 2021.

SCHEDULE 13D
CUSIP No. 816120307	Page 6 of 8 Pages

Item 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons on September 5, 2018, as amended by Amendment No. 1, filed on September 5, 2019 (collectively, the “Schedule 13D”) relating to the Class A Common Stock, par value $0.01 per share (the “Shares”), of Select Interior Concepts, Inc. (the “Issuer”), whose principal executive offices are located at 4900 East Hunter Avenue, Anaheim, California 92807.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On August 8, 2021, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Astro Stone Intermediate Holding, LLC (“Parent”), an affiliate of Sun Capital Partners, Inc., a private equity firm, and Astro Stone Merger Sub, Inc., a wholly-owned subsidiary of Parent (“Merger Subsidiary”).  Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Subsidiary will be merged with and into the Issuer (the “Merger”) with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than those subject to appraisal demands) will be cancelled and converted into the right to receive $14.50 per Share in cash, without interest (the “Merger Consideration”).  The Board of Directors of the Company unanimously approved the Merger Agreement and the Merger and resolved to recommend that the Shareholders of the Issuer approve the Merger Agreement.  Consummation of the Merger is subject to the satisfaction (or waiver) of customary closing conditions, including but not limited to the approval of the Merger Agreement by the affirmative vote of the holders of a majority of all of the outstanding Shares entitled to vote thereon (the “Shareholder Approval”).  Upon the completion of the Merger, the Issuer would become a privately held company and the Shares would no longer be listed on any public markets.

In connection with the execution of the Merger Agreement, also on August 8, 2021, each of Solace Fund and Solace Capital (the “Parties”) entered into a Voting Agreement with Parent and the Issuer (the “Voting Agreement”) pursuant to which the Parties agreed, among other things, to vote all of their Shares in favor of the Merger and approval of the Merger Agreement.  The Voting Agreement will terminate upon the earliest of (a) the time the Shareholder Approval is obtained, (b) the Effective Time, (c) the termination of the Merger Agreement in accordance with its terms and (d) the effectiveness of certain amendments to the Merger Agreement without certain Shareholders’ (including the Parties’) prior consent.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)-(b)
Solace Capital may be deemed to beneficially own 4,113,151 Shares, representing approximately 15.9% of the outstanding Shares.  This amount includes 4,109,497 Shares held directly by Solace Fund and 3,654 Shares held directly by Solace Capital.  This amount excludes 12,400 shares (including shares underlying restricted stock units) granted to Brett Wyard, in connection with his service as a director of the Issuer, which shall ultimately be paid to Solace Capital.

SCHEDULE 13D
CUSIP No. 816120307	Page 7 of 8 Pages

Each of Solace GP, Solace Special Situations and Solace Fund may be deemed to beneficially own 4,109,497 Shares held directly by Solace Fund, representing approximately 15.9% of the outstanding Shares.

The foregoing beneficial ownership percentages are based on a total of 25,920,563 Shares outstanding as of July 31, 2021, as disclosed in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on August 9, 2021.

Each of the Reporting Persons may be deemed to have shared power to vote and power to dispose of the 4,109,497 Shares held directly by Solace Fund. Solace Capital may be deemed to have sole power to vote and power to dispose of the 3,654 Shares held directly by Solace Capital.

(c)	There were no transactions in Shares were effected during the past 60 days by the Reporting Persons.

(d)
No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D that may be deemed to be beneficially owned by the Reporting Persons.

(e)	This Item 5(e) is not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows :

The response to Item 4 of this Amendment No. 2 is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit B:
Voting Agreement, dated August 8, 2021, by and among Astro Stone Intermediate Holding, LLC, Select Interior Concepts, Inc. and each of Gateway Securities Holdings, LLC and Solace Capital Partners, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 10, 2021)

SCHEDULE 13D
CUSIP No. 816120307	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 11, 2021

SOLACE CAPITAL PARTNERS, L.P.
By:	/s/ Xavier Corzo
Xavier Corzo, Principal, Chief Financial Officer & Chief Compliance Officer

SOLACE GENERAL PARTNER, LLC
By:	/s/ Xavier Corzo
Xavier Corzo, Principal, Chief Financial Officer & Chief Compliance Officer

SOLACE CAPITAL SPECIAL SITUATIONS FUND, L.P.
By: Solace Capital Partners, L.P., its Investment Manager
By:	/s/ Xavier Corzo
Xavier Corzo, Principal, Chief Financial Officer & Chief Compliance Officer

GATEWAY SECURITIES HOLDINGS, LLC
By: Solace Capital Partners, L.P., its Manager
By:	/s/ Xavier Corzo
Xavier Corzo, Principal, Chief Financial Officer & Chief Compliance Officer